Exhibit 99.2
Letter from PW to the Satyam Board
Hyderabad, INDIA, January 14, 2009: On January 13, 2009, the Board received a letter from Satyam’s statutory auditors, Price Waterhouse, stating that Price Waterhouse performed audits of Satyam from the quarter ended June 30, 2000 until the quarter ended September 30, 2008 (the “Audit Period”), and notifying the Board that in view of the contents of the resignation letter of B. Ramalinga Raju, former Chairman of Board of Directors of Satyam, Price Waterhouse’s audit reports and opinions in relation to Satyam’s financial statements for the Audit Period should no longer be relied upon.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve clients, including Fortune 500. For more information, see www.satyam.com.

Satyam Contacts:

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India	Deepa Jayaraman deepa.jayaraman@ipan.com +91-981-980-8681

US	Melissa Baratta mbaratta@ricochetpr.com +1-212-679-3300 ext. 118

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484

Reshma Wad Jain Reshma@wer1.net +65-98-140-507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on 07 November, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.